

Mail Stop 3561

December 3, 2009

Mr. Gary S. Raymond
SPAR Group, Inc.
560 White Plains Road
Suite 210
Tarrytown, NY 10591

> **Re: SPAR Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the quarter ended September 30, 2009**
> **Filed November 16, 2009**
> **Form 8-K filed November 9, 2009**
> **File No. 0-27408**

Dear Mr. Raymond:

We have reviewed your response letter dated November 11, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 11. Geographic Data, page F-27

1.   We read your response to our comment five from our letter dated October 7, 2009 and are still unclear why you believe you have only one reportable segment. As noted in paragraph 17 of SFAS 131, operating segments may be aggregated if aggregation is consistent with the objective and basic principles of SFAS 131 and if the segments have similar economic characteristics. Considering the emphasis placed on the individual operating segments throughout your filing, including your results of operations disclosures in MD&A, please further explain how aggregation is consistent with the objective and basic principles of SFAS 131

included in our prior comment letter and discussed in paragraphs 3 and 73 of SFAS 131. We continue to note that your international operations primarily consist of 50% and 51% owned entities while your domestic operations appear to be wholly-owned. In addition, it appears that the segments you aggregate may not be economically similar considering the operating margin percentages included in Exhibit A appear dissimilar and considering the gross profit percentages were considerably dissimilar in 2008 and the interim period ending June 30, 2009. Please substantiate your claim that your Domestic Merchandising Services Division and your International Merchandising Services Division have similar economic characteristics by providing us with a thorough analysis of the quantitative information provided in Exhibit A. Furthermore, as noted in paragraph 73 of SFAS 131, separate reporting of information will not add significantly to an investor's understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The fact that international revenues have generally increased from 2004 through 2008 and domestic revenues have generally declined over that timeframe and considering your response highlights foreign expansion as a current trend, it appears that these operating segments cannot be viewed as essentially having the same future prospects.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

2.   In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K. If you wish to include the entire definition of disclosure controls and procedures, you should state that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms *and* in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Certifying Officers, to allow timely decisions regarding required disclosure.

Form 8-K filed November 9, 2009

3.   We note your discussion of the changes in margins for EBITDA. Please explain to us how you considered the disclosures related to non-GAAP financial measures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K. If you plan to

      revise future filings to comply with the preceding guidance, please explain the revisions you intend to make to those filings.

*   *   *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, Andrew Blume, Staff Accountant, at 202-551-3254, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief